Page 1 of 5 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                             (Amendment No. ___) (1)


                             IDX SYSTEMS CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)


                                   449491 10 9
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)
         [   ]    Rule 13d-1(c)
         [   ]    Rule 13d-1(d)

------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 449491 10 9                       13G                Page 2 of 5 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Amy E. Tarrant

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

        Inapplicable

3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.

                     5.  SOLE VOTING POWER

                           30,000 (held by Amy E. Tarrant in her sole name)
NUMBER OF
SHARES               6.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    2,794,785  (consists  of 2,575,365  held by Amy E.
EACH                        Tarrant in her sole name and 70,920 shares held by
REPORTING                   Amy E. Tarrant, as trustee which are subject to an
PERSON                      informal voting arrangement between Amy E. Tarrant
WITH                        and Richard E.Tarrant with Richard E. Tarrant
                            having full voting power, plus 148,500 shares held by the Tarrant Family Foundation with Amy E.
                            Tarrant person disclaiming beneficial ownership to such shares.

                    7.  SOLE DISPOSITIVE POWER

                           2,676,285 (consists of 30,000 shares held by Amy E. Tarrant in her sole name, and 70,920 shares held by Amy E. Tarrant , as trustee which are subject to an informal voting arrangement between Amy E. Tarrant and Richard E. Tarrant with Richard E. Tarrant having full voting power)

8.      SHARED DISPOSITIVE POWER

         148,500 (beneficial ownership disclaimed as to all shares)

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,605,365 (consists of 30,000 shares held by Amy E. Tarrant in her sole name, and 2,575,365 shares held by Amy E. Tarrant which are subject to an informal voting arrangement between Amy E. Tarrant and Richard E. Tarrant with Richard E. Tarrant having full voting power.


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CUSIP No. 449491 10 9                                          Page 3 of 5 Pages


10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          X

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.37%

12.     TYPE OF REPORTING PERSON

          IN

Item 1(a)    Name of Issuer:

               IDX Systems Corporation

Item 1(b)    Address of Issuer's Principal Executive Offices:

               1400 Shelburne Road
               P.O. Box 1070
               Burlington, Vermont  05402

Item 2(a)   Name of Filing Person:

               Amy E. Tarrant, individually

Item 2(b)   Address of Principal Business Office or if none, Residence:

               Fairholt
               570 South Prospect Street
               Burlington, Vermont  05401

Item 2(c)   Citizenship:

              United States of America

Item 2(d)   Title of Class of Securities:

              Common Stock, $0.01 par value

Item 2(e)   CUSIP Number:

              449491 10 9




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CUSIP No. 449491 10 9                                          Page 4 of 5 Pages


Item 3  Description of Person Filing:

          Inapplicable

Item 4  Ownership:*

        (a)  Amount Beneficially owned:

               2,824,785

--------------------------
*  As of December 31, 1999


                  This amount includes (i) 30,000 shares held by Amy E. Tarrant, individually; (ii) 2,575,365 shares held by Amy E. Tarrant in her sole name and 70,920 shares held by Amy E. Tarrant, as trustee which are subject to an informal voting arrangement between Amy E. Tarrant and Richard E. Tarrant with Richard E. Tarrant having full voting power; and (iii) 148,500 shares held by the Tarrant Family Foundation, a Vermont non-profit corporation, the officers and trustees of which are Amy E. Tarrant and Richard E. Tarrant and certain of their children, and as to which shares Amy E. Tarrant and Richard E. Tarrant each disclaim beneficial ownership.

        (b)  Percent of Class: 10.16%

        (c)  Number of Shares as to Which Such Person Has:

             (i)   sole power to vote or to direct the vote:  30,000
             (ii)  shared power to vote or to direct the vote:  2,794,785
             (iii) sole power to dispose or to direct the disposition of:
                     2,676,285
             (iv)  shared power to dispose or to direct the disposition of:
                     148,500

Item 5  Ownership of Five Percent or Less of a Class:

          Inapplicable

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

          Inapplicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Inapplicable

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CUSIP No. 449491 10 9                                          Page 5 of 5 Pages



Item 8  Identification and Classification of Members of the Group:

          Inapplicable

Item 9  Notice of Dissolution of a Group:

          Inapplicable

Item 10 Certification:

          Inapplicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DATE:  March 23, 2000



                                        /S/ AMY E. TARRANT
                                        ------------------------------
                                        Amy E. Tarrant